UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER 001-05439



(Check One): |X| Form 10-K |_| Form 20-F |_|Form 11-K |_| Form 10-Q |_|Form 10-D |_| Form N-SAR |_|Form N-CSR

   FOR PERIOD ENDED:   DECEMBER 31, 2006

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                      THAT THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A [GRAPHIC OMITTED]
                                     PART I
                             REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   DEL LABORATORIES, INC.
                           ----------------------

FORMER NAME IF APPLICABLE:  N/A
                           -----

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):
                                                726 REXCORP PLAZA, P.O. BOX 9357
                                                --------------------------------

CITY, STATE AND ZIP CODE:   UNIONDALE, NY 11553-9357
                            ------------------------

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[GRAPHIC OMITTED]
                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Del Laboratories, Inc. (the "Company") will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by the required filing date of April 2, 2007. An error was identified in the Company's income tax provision for the period February 1, 2005 to December 31, 2005 (the "2005 Successor Period"). In addition, the Company identified understatements of certain liabilities pertaining to the predecessor financial periods. The Company will not be able to timely file its Annual Report on Form 10-K until it completes an analysis of the errors to determine whether a restatement of its historical financial statements is required and the Company's independent registered public accounting firm, KPMG LLP, completes its auditing procedures.

The Company was acquired on January 27, 2005 and utilized January 31, 2005 as the acquisition date for accounting purposes. The periods prior to January 31, 2005 are referred to as the predecessor periods and the periods subsequent to January 31, 2005 are referred to as the successor periods.

The error in the income tax provision is expected to result in an understatement of the benefit from income taxes for the 2005 Successor Period and a corresponding overstatement of the net deferred tax liability as of December 31, 2005. The predecessor understatements of certain liabilities relate to reserves required for future sales returns and markdowns, and an accrual required for co-operative and promotional advertising programs.

The Company is currently evaluating the effect of these errors on its historical financial statements; however, the errors are not expected to have any impact on the Company's cash position (including availability under the asset-based revolving credit facility), the Company's 2005 Credit Agreement EBITDA (as defined in the credit agreement for such credit facility), or on the Company's results of operations for the predecessor periods.

The Company has not yet fully assessed the impact of the income tax provision error on its internal control over financial reporting and disclosure controls and procedures.

The audit committee of the Company's board of directors has discussed these matters with the Company's independent registered public accounting firm, KPMG LLP.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    JOSEPH SINICROPI                (516)                          844-2050
    ----------------                -----                          --------

    (Name)                        (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes            |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes            |X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








[GRAPHIC OMITTED]

                             DEL LABORATORIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   April 2, 2007               By:    /S/ JOSEPH  SINICROPI
                                           ---------------------
                                           Joseph Sinicropi
                                           Executive Vice President,
                                           Chief Financial Officer
                                           (Principal Accounting and Financial
                                           Officer)